Exhibit 1
                                                                       ---------

For Immediate Release                                                2 July 2009


                                 WPP plc ("WPP")

                              2009 Interim Results

WPP will be announcing its 2009 interim results on 26 August 2009 in respect of the six months ended 30th June 2009.


Contact:
Feona McEwan, WPP       T.+44 (0)20 7408 2204